Exhibit (d)(1)
EXECUTION VERSION
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (the “Agreement”) is made as of May 9, 2006 by and among Cumulus Media Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), and Banc of America Capital Investors SBIC, L.P., a Delaware limited partnership (“BACI”) and BA Capital Company, L.P., a Delaware limited partnership (“BACC” and, together with BACI, the “Sellers”).
R E C I T A L S
     A. WHEREAS, the Company intends, but has not made any public announcement of such intention, to conduct a public modified Dutch auction self-tender offer for up to 11.5 million shares of its Class A common stock, $.01 par value per share (the “Class A Common Stock”), at a price not less than $11.00 but not more than $12.50 per share, pursuant to the terms and conditions of an Offer to Purchase and related Letter of Transmittal, drafts of which have been provided to Sellers (together, the “Offer to Purchase”), as they may be revised, amended, modified or supplemented from time to time after the date hereof in accordance with Section 8.3 hereof (the “Tender Offer”), which is expected to commence during the week of May 15, 2006;
     B. WHEREAS, as of the date hereof, BACC owns of record 840,250 shares of Class A Common Stock and holds options to purchase 105,000 shares of Class A Common Stock, and BACC and BACI own 1,979,996 and 9,650,763 shares, respectively, of the Company’s Class B common stock, $.01 par value per share (“Class B Common Stock”), which constitutes 100.0% of the issued and outstanding shares of Class B Common Stock;
     C. WHEREAS, subject to certain limitations set out in the amended and restated certificate of incorporation of the Company (the “Certificate”) and, with respect to BACI, as set out in that certain Shareholder Agreement between the Company and BACI dated March 28, 2002 (the “Shareholder Agreement”), Sellers have the right to convert their Class B Common Stock into an equal number of shares of either Class A Common Stock or Class C common stock, $.01 par value per share, of the Company (the “Class C Common Stock”);
     D. WHEREAS, Sellers have determined they will not convert any of their shares of Class B Common Stock into shares of Class A Common Stock for purposes of tendering any such shares in the Tender Offer, and BACC has determined not to exercise its right to tender any shares of Class A Common Stock pursuant to the Tender Offer, and instead have agreed to sell certain shares of Class B Common Stock to the Company outside of the Tender Offer pursuant to this Agreement; and
     E. WHEREAS, the Company and Sellers desire to make certain covenants and agreements regarding the purchase by the Company of certain shares of Class B Common Stock pursuant to this Agreement.
     NOW, THEREFORE, in consideration of the covenants and premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT
     1. Purchase and Sale of the Shares; the Closing.
          1.1 Purchase and Sale of Class B Common Stock.
               (a) Subject to the completion of the Tender Offer as set forth below and the other terms and conditions of this Agreement, and on the basis of the representations, warranties and covenants set forth herein, each Seller agrees to sell to the Company, and the Company agrees to purchase from each Seller, the number of shares of Class B Common Stock set forth below opposite the Seller’s respective name, subject to adjustment as set forth in subsection (b) hereof:

BACC	1,017,649 Shares
BACI	3,482,351 Shares
               (b) In addition, at the option of the Sellers, the Sellers may elect to sell to the Company, and the Company shall purchase from the Sellers, up to an additional 500,000 Shares (as defined herein); provided that such additional number of Shares purchased by the Company will be reduced, to the extent necessary, so that the total purchase price paid by the Company for shares of Class A Common Stock in the Tender Offer and for Shares pursuant to this Agreement in the aggregate does not exceed $200.0 million. Sellers may exercise this option by providing written notice to the Company not later than nine (9) business days prior to the Closing. Any such additional Shares purchased pursuant to this Section 1.1(b) shall be purchased from each of the Sellers in the same proportion as the Shares purchased pursuant to Section 1.1(a), unless otherwise agreed between Sellers and the Company.
               (c) The number of shares of Class B Common Stock to be purchased from Sellers by the Company pursuant to this Section 1.1 is herein referred to as the “Shares”.
          1.2 Purchase Price. The “Per Share Purchase Price” for the Shares shall be equal to the price per share actually paid by the Company for the shares of Class A Common Stock that are tendered by holders of Class A Common Stock and accepted for payment and paid for by the Company pursuant to the Tender Offer. The “Purchase Price” shall equal the Per Share Purchase Price specified in this Section 1.2 multiplied by the aggregate number of Shares purchased by the Company from Sellers pursuant to Section 1.1 of this Agreement.
          1.3 The Closing. Subject to the terms and conditions hereof, the purchase and sale of the Shares contemplated by this Agreement (the “Closing”) will take place at the offices of Jones Day, 1420 Peachtree Street, N.E., Suite 800, Atlanta, Georgia 30309 at 10:00 a.m., Atlanta, Georgia time, on the eleventh business day following the date of termination of the Tender Offer (the “Successful Completion”), or at such other later date or place as the parties shall mutually agree. At the Closing, (i) Sellers will deliver to the Company certificates representing the Shares to be purchased by the Company duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of the Company, and (ii) the Company shall deliver the Purchase Price to Sellers by wire transfer of immediately available funds to one or more accounts specified by Sellers at least one business day prior to the Closing.
     2. Representations and Warranties of Sellers. In order to induce the Company to enter into this Agreement, Sellers hereby represent and warrant to the Company as follows:
          2.1 Ownership of Shares. Sellers own of record the number of issued and outstanding shares of Class A Common Stock and Class B Common Stock set forth in the recitals to this Agreement. The Shares to be sold to the Company by Sellers when delivered to the Company shall be free and clear of any liens, claims or encumbrances, including rights of first refusal and similar claims, other than restrictions of applicable state and federal securities laws and pursuant to the terms of the Certificate and the Shareholder Agreement. There are no restrictions on the transfer of such Shares as contemplated hereby imposed by any shareholder or similar agreement or any law, regulation or order, other than applicable state and federal securities laws.
          2.2 Authorization. Sellers have full right, power and authority to execute, deliver and perform this Agreement and to sell, assign and deliver the Shares to be sold by them to the Company. This Agreement is the legal, valid and binding obligation of Sellers, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (iii) rules of law governing the availability of equitable remedies.
          2.3 No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Sellers (a) will not violate any law or regulation applicable to Sellers or constitute a breach or violation of or default under any judgment, decree or order or any material agreement or instrument of Sellers or to which any Seller is subject, (b) will not result in the creation or imposition of any lien upon the Shares to be sold by Sellers, and (c) will not require the consent of or prior notice to any governmental entity or any party to any material contract, agreement or arrangement with Sellers.
          2.4 Brokerage. There are no claims for brokerage commissions or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Sellers.
     3. Representations and Warranties of the Company. In order to induce Sellers to enter into this Agreement, the Company hereby represents and warrants as follows:
          3.1 Organization and Corporate Power; Authorization. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite power and authority to execute, deliver and perform this Agreement and to acquire the Shares. As of the Closing the purchase of the Shares hereunder and pursuant to the Tender Offer shall have been approved in accordance with and be permitted by all applicable provisions of the Delaware General Corporation Law (including without limitation Sections 154 and 160 thereof). The execution, delivery and performance of this Agreement and the consummation by the Company of the transactions contemplated hereby have been approved by a majority of the disinterested directors on the Board of Directors of the Company, and have been otherwise duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) principles of public policy, (ii) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (iii) rules of law governing the availability of equitable remedies.
          3.2 Capital Stock. The authorized capital stock of the Company consists of 170,262,000 shares, divided into four classes consisting of: (i) 100,000,000 shares of Class A Common Stock, of which 47,697,508 shares are issued and outstanding; (ii) 20,000,000 shares of Class B Common Stock, of which 11,630,759 shares are issued and outstanding; (iii) 30,000,000 shares of Class C Common Stock, of which 644,871 shares are issued and outstanding; and (iv) 20,262,000 shares of Preferred Stock, $.01 par value per share, of which 250,000 shares are designated as 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009 and of which 12,000 shares are designated as 12% Series B Cumulative Preferred Stock, none of which shares of Preferred Stock are issued and outstanding.
          3.3 No Violation; No Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company (a) will not violate any law or regulation applicable to the Company or constitute a breach or violation of or default under any judgment, decree or order or any material agreement or instrument of the Company or to which the Company is subject, and (b) will not require the consent of or prior notice to any governmental entity or any party to any contract, agreement or arrangement with the Company, except for, in either case, that certain Credit Agreement dated as of July 14, 2005 among the Company, the lenders party thereto and named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Credit Agreement”).
          3.4 Brokerage. There are no claims for brokerage commissions or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.
     4. Conditions to the Company’s Obligations. The obligations of the Company under Article 1 to purchase the Shares at the Closing from Sellers are subject to the fulfillment as of the Closing of each of the following conditions unless waived by the Company:
          4.1 Representations and Warranties. The representations and warranties of Sellers contained in Article 2 shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.
          4.2 Consents. The Company shall have obtained all consents or waivers required under the Credit Agreement as are necessary to consummate the transactions contemplated hereby.

          4.3 Performance. Sellers shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.
          4.4 Tender Offer. The Company shall have accepted for payment, and paid for, shares of Class A Common Stock tendered pursuant to the Tender Offer, in accordance with the terms and conditions of the Offer to Purchase.
          4.5 Delivery of Certificates. Sellers shall have delivered all of the stock certificates representing the Shares to be sold by it at the Closing, free and clear of any liens, claims or encumbrances, along with all stock powers, assignments or any other documents, instruments or certificates necessary for a valid transfer.
          4.6 No Violation of Law. No governmental authority shall have advised or notified the Company that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn or terminated after the exhaustion of the Company’s good faith efforts to cause such withdrawal or termination.
     5. Conditions to Sellers’ Obligations. The obligations of Sellers under Article 1 to sell the Shares at the Closing are subject to the fulfillment as of the Closing of each of the following conditions unless waived by Sellers:
          5.1 Representations and Warranties. The representations and warranties of the Company contained in Article 3 shall be true and correct as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing, except for the representations and warranties as to the number of shares of capital stock of the Company issued and outstanding, which shall be true and correct only as of the date hereof..
          5.2 Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the date of the Closing.
          5.3 Payment of Purchase Price. The Company shall have delivered the Purchase Price to be paid by the Company to Sellers by wire transfer to the account(s) specified by Sellers.
          5.4 Minimum Amount of Common Stock Tendered. The Company shall have accepted for payment, and paid for, not less than 2.875 million shares of Class A Common Stock pursuant to the Tender Offer, in accordance with the terms and conditions of the Offer to Purchase.
          5.5 No Violation of Law. No governmental authority shall have advised or notified Sellers that the consummation of the transactions contemplated hereunder would constitute a material violation of any applicable laws or regulations, which notification or advice shall not have been withdrawn or terminated after the exhaustion of the Sellers’ good faith efforts to cause such withdrawal or termination.

     6. Covenants.
          6.1 No Purchase of Class A Common Stock. Until eleven business days following the Successful Completion of the Tender Offer, each Seller agrees that it will not, directly or indirectly, purchase any shares of Class A Common Stock.
          6.2 No Sale of Class A Common Stock. Except as contemplated hereunder, from the date hereof until the Closing or the termination of this Agreement, each Seller agrees that it will not, directly or indirectly, sell any shares of Class A Common Stock, including in the Tender Offer.
          6.3 No Conversion of Class B Common Stock. From the date hereof until the Closing or the termination of this Agreement, each Seller will not convert, or take any steps to convert, any of its shares of Class B Common Stock into shares of Class A Common Stock, whether for purposes of tendering such shares in the Tender Offer or otherwise.
          6.4 Closing Conditions. Sellers and the Company shall use their commercially reasonable efforts to ensure that each of the conditions to Closing is satisfied.
     7. Survival of Representations and Warranties. All representations and warranties hereunder shall survive the Closing.
     8. Miscellaneous.
          8.1 Adjustments. Wherever a particular number is specified herein, including, without limitation, the number of shares or price per share, such number shall be adjusted to reflect any stock dividends, stock-splits, reverse stock-splits, combinations or other reclassifications of stock or any similar transactions, and appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the Company and Sellers under this Agreement.
          8.2 Governing Law; Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without giving effect to the principles of conflicts of laws. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the State of New York. Each party hereto agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 8.2 by the state and federal courts located in the State of New York and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of New York or any other jurisdiction.
          8.3 Amendments to Terms of Tender Offer. Sellers’ consent, which shall not be unreasonably withheld, shall be required for any amendment to the terms of the Tender Offer that (i) increases the aggregate number of shares sought in the Tender Offer, (ii) changes the type or minimum or maximum amount of consideration per share offered to security holders, (iii)

materially alters any of the conditions of the Tender Offer or changes the minimum number of shares required to be tendered into the Tender Offer or (iv) extends the expiration date of the Tender Offer beyond August 15, 2006.
          8.4 Approvals and Waivers. Each of the Company and Sellers hereby grants any and all approval and waivers required from it under the Certificate and the Shareholder Agreement or otherwise in connection with the purchase and sale of the Shares hereunder and acknowledges and agrees that all approvals and waivers required under the Certificate and the Shareholder Agreement in connection with the purchase and sale of the Shares have been obtained.
          8.5 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.
          8.6 Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Neither this Agreement nor any provision hereof may be amended, changed or waived other than by a written instrument signed by the party against who enforcement of any such amendment, change or waiver is sought.
          8.7 Cooperation. The Company and Sellers shall, from and after the date hereof, cooperate in a reasonable manner to effect the purposes of this Agreement.
          8.8 Termination. The Company or Sellers may terminate this Agreement if (i) the Tender Offer is terminated without the purchase of any shares of Class A Common Stock or (ii) the Tender Offer is not consummated by August 15, 2006; provided that the Company may not terminate this Agreement under this clause (ii) unless the Tender Offer is terminated. Upon termination of this Agreement pursuant to this Section 8.8, none of the parties hereto shall have any liability hereunder except for breaches of such party’s representations, warranties or covenants occurring prior to the date of such termination.
          8.9 Notices, etc. All notices and other communications required or permitted hereunder shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, electronic mail, express delivery service or U.S. mail, in which event it may be mailed by first-class, certified or registered, postage prepaid, addressed, to the party to be notified, at the respective addresses set forth below, or at such other address which may hereinafter be designated in writing:

(a)	If to Sellers, to:

Banc of America Capital Investors
NC1-007-25-02, 25th Floor
Bank of America Corporate Center
100 North Tryon Street
Charlotte, NC 28255-0001
Attention: Robert H. Sheridan III

Phone: (704) 386-5109
Fax: (704) 386-6432

with a copy to:

Kennedy Covington Lobdell & Hickman, L.L.P.
214 North Tryon Street, 47th Floor
Charlotte, NC 28202
Attention: Sean M. Jones, Esq.
Phone: (704) 331-7406
Fax: (704) 353-3106

If to the Company, to:

Cumulus Media Inc.
3535 Peachtree Road
Building 14, 14th Floor
Atlanta, Georgia 30305
Attention: Lewis W. Dickey, Jr.
Phone: 404-949-0700
Fax: 404-443-0743

with a copy to:

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
Attention: Mark L. Hanson, Esq.
Fax:. 404-581-8330
          8.10 Severability. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
          8.11 Titles and Subtitles. The titles of the Articles and Sections of this Agreement are for convenience of reference only and in no way define, limit, extend, or describe the scope of this Agreement or the intent of any of its provisions.
          8.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.
          8.13 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in writing, and that all remedies, either under this Agreement, by law or otherwise, shall be cumulative and not alternative.
          8.14 Consents. Any permission, consent or approval of any kind or character under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.
          8.15 SPECIFIC PERFORMANCE. THE PARTIES HERETO AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC INTENT OR WERE OTHERWISE BREACHED. IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS, WITHOUT BOND, TO PREVENT OR CURE BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS HEREOF, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED BY LAW OR EQUITY, AND ANY PARTY SUED FOR BREACH OF THIS AGREEMENT EXPRESSLY WAIVES ANY DEFENSE THAT A REMEDY IN DAMAGES WOULD BE ADEQUATE.
          8.16 Payment of Fees and Expenses. Each party shall be responsible for paying its own fees, costs and expenses in connection with this Agreement and the transactions herein contemplated.
          8.17 Construction of Agreement. No provision of this Agreement shall be construed against either party as the drafter thereof.
          8.18 Section References. Unless otherwise stated, any reference contained herein to a Section or subsection refers to the provisions of this Agreement.
          8.19 Variations of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require.

     IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

CUMULUS MEDIA INC.

By:	/s/ Lewis W. Dickey, Jr.

Name: Lewis W. Dickey, Jr.
Title: Chairman, President and Chief Executive Officer

BANC OF AMERICA CAPITAL INVESTORS SBIC, L.P.

By:	BANC OF AMERICA CAPITAL MANAGEMENT
SBIC, LLC, its General Partner

By:	BANC OF AMERICA CAPITAL MANAGEMENT,
L.P., its Sole Member

By:	BACM I GP, LLC, its general partner

By:	/s/ Robert H. Sheridan, III

Its: Member

BA CAPITAL COMPANY, L.P.

By:	BA SBIC MANAGEMENT, LLC,
its General Partner

By:	BA EQUITY MANAGEMENT, L.P.,
its Sole Member

By:	BA EQUITY MANAGEMENT GP, LLC,
its General Partner

By:	: /s/ Robert H. Sheridan, III

Its: Member